Exhibit 99.1

criteo
Convening notice
Ordinary and extraordinary annual shareholders general meeting.
©ADAGP Franck Hammoutène Architect
Wednesday, June 18, 2014 at 3:30 pm Criteo Headquarters 32, Rue Blanche 75009 Paris

ORDINARY AND EXTRAORDINARY ANNUAL SHAREHOLDERS GENERAL MEETING JUNE 2014
Contents.
01 Agenda of the annual shareholders general meeting P2
02 Brief presentation of Criteo and key annual indicators for 2013 P4
03 Five-year financial summary P6
04 Significant events that occurred since the beginning of 2014 P7
05 2013 Management Report P8
.06 Draft resolutions of the Annual General Meeting P28

ORDINARY AND EXTRAORDINARY ANNUAL SHAREHOLDERS GENERAL MEETING JUNE 2014
Agenda of the annual shareholders general meeting of Wednesday June 18, 2014.
ORDINARY PART
EXTRAORDINARY PART
01 Approval of the annual accounts for the fiscal year ended December 31, 2013
09 Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing of ordinary shares or of any security giving access to the share capital with removal of the shareholders’ preferential subscription right to the benefit of a determined category of persons who meet certain criteria
02 Approval of the consolidated accounts for the fiscal year ended December 31, 2013
10 Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing of ordinary shares or of any security giving access to the share capital while preserving the shareholders’ preferential subscription right
03 Discharge to the members of the board of directors and to the statutory auditors for the performance of their duties during the financial year ended December 31, 2013
11 Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing of ordinary shares or of any security giving access to the share capital with removal of the shareholders’ preferential subscription right including in the context of a public offering
04 Allocation of results for the fiscal year ended December 31, 2013
12 Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing of ordinary shares or of any security giving access to the share capital with removal of the shareholders’ preferential subscription right in the framework of an offering made to the benefit of qualified investors or to a restricted circle of investors mentioned at the II of article L. 411-2 of the French monetary and financial code
05 Review of the agreements referred to in articles L. 225-38 and seq. of the French Commercial Code. For the fiscal year ended December 31, 2013
13 Delegation of authority to be granted to the Board of Directors in order to increase the number of securities to be issued as a result of a share capital increase with or without preferential subscription right
06 Determination of the amount of the directors’ attendance fees
14 Determination of the overall limits on the amounts of the issues completed pursuant to the above mentioned delegations
07 Renewal of Mr. Dominique Vidal’s office as director
15 Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of incorporation of premiums, reserves, benefits or others.
08 Approval of the 2013 and 2014 OSA plans (options to subscribe to new ordinary shares) and OAA (options to purchase existing shares) and of the 2013 and 2014 free share plans adopted by the Board of Directors
16 Authorization to be given to the Board of Directors to grant OSAs (options to subscribe to new ordinary shares) or OAAs options to purchase ordinary shares of the Company
17 Authorization to be given to the Board of Directors to grant free shares, either existing or to be issued, pursuant to the provisions of articles L.225-197-1 and following of the French commercial code
18 Delegation of authority to authorize the Board of Directors to issue and to allocate warrants (BSA) in favor of a range of persons satisfying determined characteristics
19 Determination of the overall limits on the amounts of the issues completed pursuant to the sixteenth to the eighteenth resolutions above
20 Delegation of authority to be granted to the Board of Directors in order to increase the share capital by way of issuing ordinary shares or any securities giving access to the Company’s share capital to the benefit of employees who participate in a Company’s savings plan.

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ORDINARY AND EXTRAORDINARY ANNUAL SHAREHOLDERS GENERAL MEETING JUNE 2014
Criteo is driving performance across the digital advertising industry.
Criteo is changing digital advertising. We’ve created the ability to deliver truly relevant one-to-one advertising, across multiple channels, in real-time on a global scale. And unlike the vast majority of the market, we deliver this capability exclusively through a transparent cost-per-click model, which makes ROI easy-to-measure and directly linked to client revenue.
This demanding model is driven by the Criteo Engine, which analyzes every result, every variable and every customer interaction and feeds this back to its self-learning algorithms, meaning the engine gets better and more accurate with every ad served. It is this rich, actionable data that allows us to identify buyers and influence purchase through real-time personalized digital ads.
Our technological and scientific investment gives us the confidence and ability to deliver industry-leading results.
Criteo works with over 5000 advertisers and the vast majority of our relationships with clients are direct. Our effectiveness is also underpinned by an exceptionally large number of preferential relationships with publishers, maximizing the opportunities for our clients to engage the most qualified buyers.
This is different. This is Criteo.

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ORDINARY AND EXTRAORDINARY ANNUAL SHAREHOLDERS GENERAL MEETING JUNE 2014
Quick facts.
Over $9.7Bn post-click client sales in 2013
Up to 25,000 ads delivered per second
5000+ Customers
6000+ Direct publishers
Client retention rate over 90%
Over 800 employees in 16 offices worldwide.
EUROPE
Paris
Stockholm
London
Amsterdam
Munich
Milan
NORTH AMERICA
Palo Alto, CA
New York, NY
Boston, MA
Chicago, IL
LATAM
Sao Paolo
APAC
Tokyo
Beijing
Seoul
Singapore
Sydney

ORDINARY AND EXTRAORDINARY ANNUAL SHAREHOLDERS GENERAL MEETING JUNE 2014
2013 key financial figures.
REVENUE 2012 REVENUE EXCLUDING TRAFFIC ACQUISITION COSTS 2013 REVENUE EXCLUDING TRAFFIC ACQUISITION COSTS
2013 444M€
2012 272M€
100 200 300 400 500
+73.6% at constant currencies
Americas 24% Americas 27%
EMEA 63% EMEA 54%
Asia-Pacific 13% Asia-Pacific 19%
REVENUE EXCLUDING TRAFFIC ACQUISITION COSTS ADJUSTED EBITDA NET INCOME
2013 179M€ 2013 31.3M€ 2013 1.4M€
2012 114M€ 2012 17.4M€ 2012 0.8M€
100 120 140 160 180 0 10 20 30 40 0 0.4 0.8 1.2 1.4
+66.4% at constant currencies +84.4% at constant currencies +67.6%
CASH FLOW FROM OPERATING ACTIVITIES FREE CASH FLOW 2013 KEY EVENTS
2013 24.7M€ 2013 2.8M€ March 2013:
2012 11.8M€ 2012 (1.8)M€ First live mobile advertising campaigns in Japan
July 2013:
0 10 20 30 40 -2.0 -1.0 0 1.0 2.0 3.0 Acquisition of AD-X Ltd for 9.1M€
+109.1% +4.6M€ August/September 2013: Opening of offices in Beijing and Singapore October 2013: Initial Public Offering of Criteo S.A. on the Nasdaq Global Market December 2013: Mobile contributed to 10% of clicks generated and of revenue ex-TAC from 2.5% in September 2013

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ORDINARY AND EXTRAORDINARY ANNUAL SHAREHOLDERS GENERAL MEETING JUNE 2014
Five-year financial summary.
REVENUE REVENUE EX-TAC
2013 444M€ 2013 179M€
2012 271.9M€ 2012 114.1M€
2011 143.6M€ 2011 64.5M€
2010 65.6M€ 2010 29.8M€
2009 15.6M€ 2009 7.2M€
0 100 200 300 400 500 0 50 100 150 200
ADJUSTED EBITDA EMPLOYEES (YEAR-END)
2013 31.3M€ 2013 810
2012 17.4M€ 2012 629
2011 13.9M€ 2011 409
2010 9M€ 2010 197
2009 (0.2)M€ 2009 89
-10 0 10 20 30 0 200 400 600 800
€ €

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ORDINARY AND EXTRAORDINARY ANNUAL SHAREHOLDERS GENERAL MEETING
JUNE 2014
Significant events that occurred since the beginning of 2014.
2014
FEB 19
On February 19, 2014, Criteo signed a definitive agreement to acquire Tedemis S.A., a leading provider of real-time personalized email marketing solutions that help advertisers turn web visitors into customers.
In March 2014, our mobile solution on all browsers contributed to 15% of clicks generated and of revenue ex-TAC.
MAR 2014
On April 7, 2014, Criteo acquired AdQuantic S.A.S, a Paris-based company specialized in bidding technology.
APR 7
On April 29 2014, Criteo released a complete personalized mobile advertising solution across all leading browsers and mobile applications platforms.
APR 29

ORDINARY AND EXTRAORDINARY ANNUAL SHAREHOLDERS GENERAL MEETING JUNE 2014
2013
Management report.
8 English translation provided for information purposes and convenience only – Original version is in French.

SUMMARY 2013 MANAGEMENT REPORT JUNE 2014
Dear Sir/Madam,
In accordance with the law and the articles of incorporation, we have called you to an Ordinary and Extraordinary General Meeting to approve the annual and consolidated financial statements for the fiscal year ended December 31, 2013.
You will find below a presentation of the management report on the Criteo’s activities and its group during the fiscal year that started on January 1, 2013 and ended on December 31, 2013 and submit the annual and consolidated financial statements for your approval.
We also propose to proceed with the allocation of net income for the fiscal year ended December 31, 2013 and the examination of the agreements covered by articles L. 225-38 and following of the French Commercial Code.
Note that the statutory auditors’ reports and the Board of Directors’ reports, which will be read to you during the meeting, and the annual and consolidated financial statements, which have been prepared in accordance with the standards, principles and methods of the current chart of accounts, have been made available at the Criteo’s registered office for your consultation, in accordance with applicable law.

ORDINARY AND EXTRAORDINARY ANNUAL SHAREHOLDERS GENERAL MEETING JUNE 2014
Contents.
01 Presentation of the Criteo Group P11
02 Group financial information and consolidated results P12
03 Description of the main risks and contingencies faced by the Company and the Group – P13
Use of financial instruments
04 Research and development activity of the Company and the Group P13
05 Foreseeable changes and outlook for the Company and the Group P14
06 Employees P14
07 Parent company results for the fiscal year 2013 P15
08 Employee stock ownership P16
09 Five-year financial summary P16
10 Other company information P17
11 Agreements governed by Article L. 225-38 of the French Commercial Code P18
12 Company’s general management P18
13 Information regarding corporate officers P18
14 Table and report on authorizations to increase the company’s share capital P21

SUMMARY 2013 MANAGEMENT REPORT JUNE 2014
01. Presentation of the Criteo Group.
1.1. Presentation of the Group’s activity.
Criteo (the “Company” and, with its subsidiaries, the “Group”) is a global technology company specialized in digital performance advertising. We leverage large volumes of granular data to efficiently and effectively engage and convert customers on behalf of our advertiser clients. The Company uses its proprietary predictive software algorithms coupled with its deep insights into expressed consumer intent and purchasing habits to price and deliver highly relevant and personalized internet and mobile display advertisements in real time.
1.2. Highlights of the past fiscal year for the Company and the Group.
The fiscal year ended December 31, 2013 is the Company’s eighth fiscal year since its incorporation.
Revenue for the fiscal year ended December 31, 2013 of Criteo S.A. consisted mainly of fees related to the use of Criteo’s expertise and technology by its subsidiaries, and income from the invoicing of central services (management fees).
The Company has been exclusively dedicated to holding-company activities since April 2010 and continues to centralize research and development activities for the whole Group.
As part of the Group’s strategy of strengthening its market position, notably in the mobile devices market, on July 11, 2013 the Company’s British subsidiary acquired 100% of the shares of the U.K.-registered company AD-X Limited, a performance analysis and mobile technology company. The acquisition price was €9.1 million, of which €3.6 million is payable over a three-year period.
On October 30, 2013, the Company completed an initial public offering (IPO) on the Nasdaq index in the United States. Under the terms of the IPO, the Company offered a total of 8,082,580 shares at a price of $31 per share, represented on the market through American Depositary Shares (ADSs).
As a result of its offering, the Company issued a total number of 9,294,967 ordinary shares.
Since the Company is not listed in France, it remains, under French law, a company subject to private law while still being subject to US stock exchange law in its capacity as a Foreign Private Issuer.
1.3. Significant events since the end of the reporting period.
On February 20th 2014, the Company announced the acquisition of Tedemis, a leading provider of real-time opt-in personalized email marketing solutions to help advertisers turn web visitors into customers. We acquired 100% of the shares of Tedemis for an initial amount of €17.0 million. The additional payments, which amount to €4.0 million are conditioned to agreed milestones over a two-year period.
In February 2014, we entered into two loan agreements with BPI France (Banque Populaire d’Investissement for French Public Investment Bank) to support our development. The first agreement consist in a fixed rate seven-year loan for €3million. This amount will be amortized quarterly after a two-year period. Interest rate will be determined on the French State Long Term rate published the month before the drawing (that should not occur after May 20, 2014). The second agreement is a three-year revolving credit facility for a maximum amount of €3million, and decreasing by 1.0 million in each subsequent year. Interest rate is Euribor 3 months + a 0.70% margin. A 0.30% commitment fee is due on a quarterly basis depending on the amount used.
1.4. Progress made or difficulties encountered by the Company and the Group
In 2013, the Company has maintained and consolidated its announced market positioning, namely pay-per-click performance-based display advertising. Continued efforts to develop the technology have enabled the Company and the Group to maintain their edge in this field.

ORDINARY AND EXTRAORDINARY ANNUAL SHAREHOLDERS GENERAL MEETING JUNE 2014
02. Group financial information and consolidated results.
The consolidated financial statements for the fiscal year ended December 31, 2013 that we are submitting for your approval were prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union. The main accounting methods and the significant accounting estimates and assumptions are presented in Note 3 of the Notes to the financial statements as of December 31, 2013.
The Group’s consolidation scope as of December 31, 2013 is presented in the notes to the consolidated financial statements.
Consolidated income statement.
The Group had consolidated revenue of €443,960 thousand in 2013.
The Group’s income from operations totaled €10,674 thousand, while consolidated net income was €1,393 thousand.
Financial income (expense).
The financial expense of €6,868 thousand consists primarily of exchange differences arising on the settlement or translation into functional currency of monetary statement of financial position items labelled in euros of foreign subsidiaries that have a currency different from the euro. Criteo K.K. (Japan), Criteo Corp (Unites States) and Criteo do Brasil (Brazil) are the primarily contributors especially due to translation of their payable balances in euro.
Income tax expense.
The income tax expense was €2,413 thousand. This total reflects a €6,110 thousand current tax expense and deferred tax income of €3,697 thousand. The Group’s breakdown of income taxes is presented in Note 10 of the Notes to the consolidated financial statements.
Net income.
The consolidated net income attributable to shareholders of Criteo S.A. is €1,065 thousand.
Consolidated balance sheet.
Selected financial information of the consolidated balance sheet:
Total consolidated assets stood at €391,110 thousand as of December 31, 2013. The main balance sheet subtotals are presented below.
Non-current assets totaled €47,644 thousand, including €35,531 thousand in property, plant and equipment, goodwill and intangible assets.
Current assets totaled €343,466 thousand and consisted mainly of third-party receivables totaling €87,643 thousand along with cash and cash equivalents in the amount of €234,343 thousand.
Equity attributable to shareholders of Criteo S.A. totaled €264,861 thousand and included €1,065 thousand in net income for the reporting period.
Positive non-controlling interests (Yahoo! Japan Corporation) totaled €213 thousand.
Current liabilities totaled €118,689 thousand, consisting mainly of third-party trade payables in the amount of €75,889 thousand.
Net cash.
Cash and cash equivalents include cash in hand and interest-bearing deposits. These items recognized as cash serve to finance the Group’s activities.
As of December 31, 2013, the Group had cash and cash equivalents totaling €234,343 thousand.
The Group had no overdraft balances as of December 31, 2013.
The main components of cash and cash equivalents and changes thereto are presented in Note 18 of the Notes to the financial statements.

SUMMARY 2013 MANAGEMENT REPORT JUNE 2014
Sources of funding.
In 2012 and 2013, we obtained three loans from financial institutions in order to finance property, plant and equipment (mainly equipment).
As of December 31, 2013, financial debt totaled €11,316 thousand. The breakdown of this debt between current and non-current liabilities is presented in Note 22 of the Notes to the financial statements.
Consolidated cash flow.
The detailed cash flow statement for the 2013 fiscal year is presented in the consolidated financial statements.
Tax paid.
Net tax paid in 2013 mainly resulted from the income tax payable for the fiscal year 2012 and totaled €11,211 thousand.
Off-balance sheet commitments.
Operating lease arrangements
The off-balance sheet commitments entered into by the Group as of December 31, 2013 totaled €61,180 thousand. These off-balance sheet commitments are described in Note 25 of the Notes to the consolidated financial statements for the fiscal year ended December 31, 2013 and consist of future lease payment obligations on behalf of the various subsidiaries.
Credit line facilities and bank overdrafts
We have been granted with credit lines facilities and are authorized to draw up to a maximum of €9.4 million at year end. None of these credit lines were drawn as of December 31, 2013.
03. Description of the main risks and contingencies faced by the Company and the Group – Use of financial instruments.
The Group’s development, particularly abroad, presents challenges that are specific to each country, especially when it comes to recruiting and managing dedicated sales teams. Managing exchange rate and currency fluctuations are also increasingly vital functions for Group companies given the Group’s international expansion.
In 2013, the Group has set a policy of centralized management of foreign exchange risk. For this purpose, it trades in financial instruments (options, forward buying and selling) with a view to managing and reducing its exposure to the risk of exchange rate fluctuations. We only deal with first-class financial institutions.
04. Research and development activity of the Company and the Group.
Our research and development efforts have not only been continued but also stepped up to improve our performance-based display advertising product and maintain our technological lead, which is our advantage on this market and sustains our growth. Efforts have been concentrated on developing new algorithms, particularly those designed to optimize the click-through rate for advertising banners.
We therefore continued to make substantial investments in research and development by recruiting 52 engineers to retain our technological edge. The number of Group employees dedicated exclusively to research and development activities totaled 192 as of December 31, 2013, including 170 working within the Company.

ORDINARY AND EXTRAORDINARY ANNUAL SHAREHOLDERS GENERAL MEETING JUNE 2014
05. Foreseeable changes and outlook for the Company and the Group.
In Europe we do not currently have any direct competitors with a technology comparable to ours and we are therefore rapidly developing in the countries where we already operate. We are also pursuing our aim of increasing our presence and recognition abroad. This included opening subsidiaries in Japan, Brazil, Australia and the Netherlands in 2011 and accelerating the development of our US subsidiary in 2012.
In 2013, the Company opened subsidiaries in China (Beijing) and Singapore, and in 2014 it plans to continue its expansion, notably in Russia, Asia, Europe and the United States.
06. Employees.
As of December 31, 2013, the Group had a total of 810 employees. The headcount breaks down geographically as follows:
ENTITY EMPLOYEES
Criteo China (China) 2
Criteo BV (Netherlands) 7
Criteo Corp. (USA) 131
Criteo Do Brasil (Brazil) 14
Criteo SAS (France) 54
Criteo GmbH (Germany) 54
Criteo KK (Japan) 45
Criteo Korea (Korea) 18
Criteo Ltd (United-Kingdom) 134
Criteo Nordics (Sweden) 5
Criteo PTY (Australia) 8
Criteo SA (France) 322
Criteo Singapore (Singapore) 3
Criteo SRL (Italy) 13
TOTAL 810

SUMMARY 2013 MANAGEMENT REPORT JUNE 2014
07. Parent company results for the fiscal year 2013.
The annual financial statements for the fiscal year ended December 31, 2013, which we are submitting for your approval, including the balance sheet, income statement and notes to the financial statements, have been prepared in accordance with the standards, principles and methods of the chart of accounts and in line with the presentation rules and appraisal methods provided for by current regulations.
Income statement.
In the fiscal year ended December 31, 2013, the Company recorded net revenues of €25,572,694, up from €12,215,850 the previous year.
Other revenue totaled €90,108,584, up from €74,915,198 the previous year.
Operating expenses amounted to €104,678,164, compared with €59,099,652 the previous year. Income from operations was €11,643,906, compared with €28,217,749 the previous year.
Financial income and expenses totaled, respectively, €2,825,323 and €5,490,223 in 2013, compared with €1,760,220 and €671,054 the previous year. The net financial result was therefore a loss of €2,664,900 in 2013, compared with a profit of €1,089,166 the previous year.
Given the above-mentioned intermediary results, income before taxes therefore totaled €8,979,006 in 2013, compared with €29,306,914 the previous year.
Non-recurring income was nil in 2013, compared with €262.399 in 2012. Non-recurring expenses totaled €286,767 in 2013, compared with €723,208 the previous year.
Net income for the fiscal year ended December 31, 2013 totaled €8,762,570, down from €26,780,499 the previous year.
Balance sheet.
As of December 31, 2013, the Company’s total assets stood at €392,417,480, compared with €179,671,429 the previous fiscal year.
Assets.
Net intangible assets totaled €5,184,067 as of December 31, 2013, compared with €38,582 the previous year.
Property, plant and equipment totaled €12,734,261, compared with 8,066,311 one year earlier.
Financial assets amounted to €41,805,480 as of December 31, 2013, compared with €11,930,861 the previous year.
Current assets totaled €330,070,195, up from €159,590,951 one year earlier.
Shareholders’ equity and liabilities.
As of December 31, 2013, the Company’s share capital amounted to €1,421,402, compared with €1,178,075 the previous year, while additional paid-in capital stood at €227,500,984, compared with €32,574,962 the previous year.
Company’s liabilities given the volume and complexity of its business.
The Company’s liabilities amounted to €96,790,488 for the fiscal year elapsed, compared with €90,821,285 the previous year, and is composed of:
intercompany liabilities €40,685,858
trade payables €30,006,145
taxes and employee-related payables €9,151,791
borrowings €10,614,996
other creditors €4,904,050
accounts payable relating to capital expenditures €1,427,649

ORDINARY AND EXTRAORDINARY ANNUAL SHAREHOLDERS GENERAL MEETING JUNE 2014
In accordance with Article L. 441-6-1 of the French Commercial Code, the table below presents the trade payables balances by due date as of the closing date of the past two fiscal years:
DUE DATE DECEMBER 31, 2012 DECEMBER 31, 2013
Accrued 7,561,754 12,952,943
Not yet due 2,945,368 15,984,552
Less than 30 days 283,157 879,876
30 to 60 days 95,743 48,539
60 to 90 days 539,678 5,784
more than 90 days 1,616,228 134,450
08. Employee share ownership.
On the last day of the fiscal year, share ownership by the Company’s employees, including executive officers, was 16,45%, as calculated in accordance with the provisions of Article L. 225-102 of the French Commercial Code.
Options to subscribe shares.
In accordance with the provisions of Article L. 225-184 of the French Commercial Code, your Board of Directors notifies you in its special report of transactions carried out by virtue of the provisions of Articles L. 225-177 to L. 225-186 of the French Commercial Code involving grants of options to subscribe or purchase shares.
Special warrants for employees, officers, and directors of new companies (BSPCE) and non-employee warrants (BSA).
During the past year, the Board of Directors used the authorizations granted to it by the Combined General Meeting of April 16, 2009, the Extraordinary General Meeting of November 16, 2010, the Extraordinary General Meeting of November 18, 2011 and the Extraordinary General Meeting of September 14, 2012 and the Combined Ordinary and Extraordinary Shareholders’ Meeting of August 2, 2013.
Accordingly, the supplementary reports of the Board of Directors and the statutory auditor, prepared at the time the BSPCEs and BSAs were issued, have been made available to you in accordance with the relevant legal and regulatory provisions and will also be made available to you at the Shareholders’ Meeting called to approve the financial statements for the most recent fiscal year.
09. Five-year financial summary.
The five-year financial summaries for the Group and the Company, which are required under Article R. 225-102 of the French Commercial Code, are attached to this report in Appendices A-1 and A-2.

SUMMARY 2013 MANAGEMENT REPORT JUNE 2014
10. Other company information.
10.1 Activity of the subsidiaries and the controlled companies
The following table presents the results of the Company’s subsidiaries for the fiscal year ended December 31, 2013.
% HELD AS OF DECEMBER 31 REVENUES DURING THE PAST FISCAL YEAR (€) NET INCOME (LOSS) (€)
Criteo France SAS (France) 100% 92,385,297 3,327,429
Criteo Ltd (U.K.) 100% 45,599,592 (1,390,409)
Criteo GmbH (Germany) 100% 72,406,462 2,047,343
Criteo BV (Netherlands) 100% 16,868,014 412,769
Criteo Corp (U.S.A.) 100% 90,287,299 (3,837,748)
Crite Do Brazil (Brazil) 100% 25,574,986 (5,240,740)
Criteo Australia PTY (Australia) 100% 4,767,284 (429,406)
Criteo KK (Japan) 100% 61,430,373 1,457,139
Criteo SRL (Italy) 100% —   2,687
Criteo Société Anonyme Frankrike Permanent 13,493,084 720,294
filial Norden (Sweden) establishment
Criteo Société Anonyme Permanent 9,877,022 (286,242)
Korea Branch (Korea) establishment
Criteo Singapore Pte Ltd (Singapore) 100% 430,002 (51,827)
10.2 Acquisitions of significant stakes in companies whose registered offices are in France, or takeovers of such companies or disposals of such stakes
In accordance with the provisions of Article L. 233-6 of the French Commercial Code, we hereby inform you that, in 2013, the Company did not acquire or dispose of any stakes.

ORDINARY AND EXTRAORDINARY ANNUAL SHAREHOLDERS GENERAL MEETING JUNE 2014

11. Agreements governed by Article L. 225-38 of the French Commercial Code.

The statutory auditors' report on the agreements within the scope of the provisions of Article L. 225-38 of the French Commercial Code will be read out to you.

12. Company's general management.

Jean-Baptiste Rudelle is the Chairman and Chief Executive Officer of the Company. He is assisted in his duties by two Deputy CEOs, Romain Niccoli and Franck Le Ouay.

Following the end of the reporting period, Benoît Fouilland was appointed Deputy CEO alongside Romain Niccoli and Franck Le Ouay.

13. Information regarding corporate officers.

In accordance with the provisions of Article L. 225-102-1 of the French Commercial Code, the following table lists the terms of office and functions held by corporate officers - who were in office during the past fiscal year:

NAME	POSITION	OTHER MANDATES
Jean-Baptiste Rudelle	Chairman, Chief Executive Officer	Criteo France SAS, Chairman Criteo Corp, CEO Criteo Ltd, director Criteo GmbH, director Criteo BV, director Criteo Brazil, director Criteo KK, director Criteo PTY, director Criteo Srl, director Criteo Korea, director Criteo SA Frankrike Filial Norden, director Criteo Singapore Pte Ltd, director Criteo Advertising (Beijing) Co., Ltd, director Ad-X Limited, director
Benoist Grossmann	Director	Idinvest Partners Videopolis Viadeo 24h00 Winamax

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SUMMARY 2013 MANAGEMENT REPORT JUNE 2014

NAME	POSITION	OTHER MANDATES
Marie Ekeland	Director	Wyplay SAS Allmyapps SAS Ykone SAS Scoop.it SAS Seven Academy SAS Elaia Partners SAS Mobirider SAS Pandacraft SAS Teads SAS
Dominique Vidal	Director, Chairman of the Strategy Committee	Best of Media SA Adconion Be2 Squarespace Outbrain DoubleDutch Inc. Metapack Ltd Navabi GmbH I-Graal SAS
Byron Deeter	Director	Cornerstone OnDemand Twilio Bizo Adaptive Planning ClearSlide SendGrid Instructure Retail Solutions DoubleDutch SpeakEasy Box (censor) DocuSign (censor) Simply Measured (censor) Intercom.io (censor) Intacct (censor)

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ORDINARY AND EXTRAORDINARY ANNUAL SHAREHOLDERS GENERAL MEETING JUNE 2014

13. Information regarding corporate officers. Contd.

NAME	POSITION	OTHER MANDATES
Hubert Dubosc de Pesquidoux	Director, Chairman of the Audit Committee	Sequans Communications (Director and Chairman of the Audit Committee) Radisys (Director and Chairman of the Audit Committee) Mavenir Systems (Director and Chairman of the Audit Committee) Rimor LLC (US LLC) (Manager) HDP Consulting (Sole partner)
James Warner	Director, Chairman of the Compensation Committee	Merkle, Inc. Invision Zoom Media and Marketing Healthline Networks Say Media BoostCPC (consultant) Accordant Media (consultant) ChaCha Search (consultant) Marchex (consultant)
Dana L. Evan	Director, Chairman of the Nomination and Corporate Governance Committee	Box (Chairman of the Audit Committee; Nominating and Governance Committee) Everyday Health (Chairman of the Audit Committee; Nomination and Governance Committee) Fusion-io (Chairman of the Audit Committee; Compensation Committee) Linden Lab (Chairman of the Audit Committee, Compensation Committee) Proofpoint (Chairman of the Audit Committee; Compensation Committee) Survey Monkey (Chairman of the Audit Committee)
Romain Niccoli	Deputy CEO	None
Franck Le Ouay	Deputy CEO	Criteo Ltd, Director

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SUMMARY 2013 MANAGEMENT REPORT JUNE 2014
14. Table and report on authorizations to increase the company’s share capital.
In accordance with the provisions of Article L. 225-100 of the French Commercial Code, a table presented in Appendix B summarizes the delegations of authority and powers granted by the General Shareholders’ Meeting to the Board of Directors for capital increases in line with the provisions of Articles L. 225-129-1 and L. 225-129-2 of said code.
For information purposes, the table in Appendix B presents the authorizations given for the purpose of granting options to subscribe shares as well as special warrants for employees, officers and directors of new companies.
NET INCOME ALLOCATION
We propose to allocate the net income for the fiscal year ended on December 31, 2013, i.e. €8,762,570.34:
in the amount of €24,332.63 to the legal reserve, which will therefore bring it to the legally required level, with the remainder of €8,738,237.71 to retained earnings.
INFORMATION ON DIVIDENDS PAID
In accordance with applicable legal provisions, we note that the Company has not paid out any dividends for the past three fiscal years.
NON-TAX DEDUCTIBLE EXPENSES
In accordance with Article 223 quater of the French General Tax Code, please note the absence of any sumptuary expenditures or non-deductible expenses as defined in Article 39-4 of this Code.
The Board of Directors

ORDINARY AND EXTRAORDINARY ANNUAL SHAREHOLDERS GENERAL MEETING JUNE 2014

Appendix A 1
Five-year financial summary for the company.

Results and other significant elements of the company over the past five fiscal years.

(French Commercial Code - Article R225-102)

	31/12/2009	31/12/2010	31/12/2011	31/12/2012	31/12/2013
SHAREHOLDERS' EQUITY					
Share Capital	337,604.96	360,051.82	368,327.00	1,178,075.43	1,421,401.73
Number of ordinary shares	11,066,000	9,594,516	10,422,034	31,923,663	56,856,070
Number of shares with priority dividend					
Maximum number of shares to issue: · by converting bond obligations · by exercising subscrption rights					
OPERATIONS AND RESULTS					
Revenue	14,095,843.95	17,737,234.63	12,563,352.68	12,215,849.94	25,572,693.59
Income before taxes, employee participation, amortization, depreciation and provisions	2,267,348.85	6,886,541.98	9,880,503.78	31,247,764.76	17,313,415.21
Provision for income taxes	(505,690.00)	(525,523.00)	(1,596,300.00)	1,560,405.86	(475,173.37)
Employee participation				505,200.68	404,841.70
Income after taxes, employee participation, amortization, depreciation and provisions	2,520,472.49	6,837,189.01	9,289,508.06	26,780,498.94	8,762,570.34
Distributed income					
NET INCOME PER SHARE					
Income after taxes, employee participation, before amortization, depreciation and provisions	0.25	0.77	1.10	0.91	0.31
Income after taxes, employee participation, amortization, depreciation and provisions	0.23	0.71	0.89	0.84	0.15
Distributed dividend					
EMPLOYEES					
Average employee headcount	42	70	122	206	308
Payroll expenses	3,019,285.94	4,616,620.90	9,028,293.59	15,424,017.12	24,564,582.11
Social benefit expenses (Social Security)	1,046,740.60	1,576,895.63	3,758,807.80	7,332,201.00	11,857,594.00

22

SUMMARY 2013 MANAGEMENT REPORT JUNE 2014

Appendix A 2
Five-year financial summary for the group.

Group results

Main consolidated financial indicators:
Revenue and net income available to shareholders of Criteo S.A. for the past five fiscal years.

IN THOUSAND EUROS	2009	2010	2011	2012	2013
Revenue	15, 618	65,626	143,562	271,855	443,960
Net Income available to shareholders of Criteo S.A.	(1,156)	4,714	6,124	981	1,065

Appendix B
Table of the share capital increase delegations of authority granted to the board of directors.

DATE OF THE GENERAL MEETING OF STOCKHOLDERS	PURPOSE OF THE DELEGATION	EXPIRY DATE	DATE AND CONDITIONS OF USE BY THE BOARD OF DIRECTORS
EGM of 11.16.2010 *(First resolution)*	*Authorization to be granted to the Board of Directors to issue a maximum number of 2,250,000 employee warrants (BSPCEs[1]), each giving the right to subscribe to an ordinary Company share of a nominal value of €0.01 each, in favor of the Company's employees and executive officers.*	**05.16.2012** *(18 months as from the EGM)*	The Board used this delegation at its meetings of January 11, 2011, March 16, 2011, May 18, 2011 and June 28, 2011. See special reports prepared by the Board of Directors and the statutory auditors.
EGM of 11.16.2010 *(Second resolution)*	*Authorization to be granted to the Board of Directors to grant Company share subscription (OSAs[2]) or share purchase options (OAAs[3]).*	**01.16.2014** *(38 months as from the EGM)*	The Board used this delegation at its meetings of January 11, 2011, March 16, 2011, April 7, 2011, May 18, 2011, June 28, 2011 and September 21, 2011. See special report prepared by the Board of Directors according to the provisions of article L.225-84 of the French commercial code.

[1] *BSPCEs for bons de souscription de parts de créateurs d'entreprise*
[2] *OSAs for options de souscription d'actions*
[3] *OAAs for options d'achat d'actions*

23

ORDINARY AND EXTRAORDINARY ANNUAL SHAREHOLDERS GENERAL MEETING JUNE 2014

Appendix B
Table of the share capital increase delegations of authority granted to the board of directors. Contd.

DATE OF THE GENERAL MEETING OF STOCKHOLDERS	PURPOSE OF THE DELEGATION	EXPIRY DATE	DATE AND CONDITIONS OF USE BY THE BOARD OF DIRECTORS
EGM of 11.16.2010 *(Third resolution)*	*Delegation of authority to be granted to the Board of Directors to issue a maximum number of 150,000 non-employee warrants (BSAs), each giving the right to subscribe to an ordinary Company share, of a nominal value of €0.01, in favor of a range of persons satisfying determined characteristics.*	**05.16.2012** *(18 months as from the EGM)*	The Board used this delegation at its meeting of November 16, 2010. See special report prepared by the Board of Directors according to the provisions of article L.225-84 of the French commercial code.
CGM of 06.28.2011 *(Twelfth resolution)*	*Authorization to be given to the Board of Directors to issue a maximum number of 6,750,000 employee warrants (BSPCEs) (given the division of the nominal value by three decided under the terms of the eleventh resolution), each giving the right to subscribe to one ordinary share, in favor of the Company's employees and executive officers. This authorization cancels and replaces the authorization granted by the EGM of 11.16.2010.*	**12.28.2012** *(18 months as from the CGM)*	The Board used this delegation at its meeting of September 21, 2011. See complementary reports prepared by the Board of Directors and the statutory auditors.
CGM of 06.28.2011 *(Thirteenth resolution)*	*Delegation of authority to be granted to the Board of Directors to issue a maximum number of 450,000 non-employee warrants (BSAs) (given the division of the nominal value by three decided under the terms of the eleventh resolution), each giving the right to subscribe to one ordinary share, with a nominal value of €0.01, in favor in favor of a range of persons satisfying determined characteristics. This authorization cancels and replaces the authorization granted by the EGM of 11.16.2010.*	**12.28.2012** *(18 months as from the CGM)*	The Board used this delegation at its meeting of September 21, 2011. See complementary reports prepared by the Board of Directors and the statutory auditors.
EGM of 11.18.2011 *(First resolution)*	*Authorization to be granted to the Board of Directors to issue a maximum number of 7,000,000 employee warrants (BSPCEs), each giving the right to subscribe to one ordinary share, in favor of the Company's employees and executive officers. This authorization cancels and replaces the authorization granted by the CGM of 06.28.2011.*	**05.18.2013** *(18 months as from the EGM*	The Board used this delegation at its meeting of November 18, 2011, January 26, 2012, March 20, 2012 and April 30, 2012. See complementary reports prepared by the Board of Directors and the statutory auditors.

* *BSAs for bons de souscription d'actions*

24

SUMMARY 2013 MANAGEMENT REPORT JUNE 2014
EGM of 11.18.2011 Authorization to be granted to the Board 01.18.2015 The Board used this
(Second resolution) of Directors to grant Company share subscription (OSAs) or share purchase options (OAAs). This authorization cancels and replaces the authorization granted by the GM of 11.16.2010. (38 months as from the EGM) delegation at its meeting of November 18, 2011, January 26, 2012, March 20, 2012 and April 30, 2012. See the special report prepared by the Board of Directors in accordance with the provisions of article L. 225-184 of the French Commercial Code.
EGM of 11.18.2011 (Third resolution) Delegation of authority to be granted to the Board of Directors to issue a maximum number of 300,000 non-employee warrants (BSAs) (given the dividing of the nominal value by three decided on under the terms of the eleventh resolution), each giving the right to subscribe to an ordinary Company share, of a nominal value of €0.01, in favor of a category of people meeting certain criteria. This delegation cancels and replaces the authorization granted by the CGM of 06.28.2011. 05.18.2013 (18 months as from the EGM) The Board of Directors did not use this authorization during the fiscal year 2013.
EGM of 09.14.2012 (Twelfth resolution) Delegation to be granted to the Board of Directors to issue employee warrants (BSPCEs) in favor of Company employees and executive officers. 03.14.2014 (18 months as from the EGM) The Board used this delegation at its meetings of October 25, 2012 and February 7, 2013.
EGM of 09.14.2012 (Thirteenth resolution) Authorization to be granted to the Board of Directors to grant Company share subscription (OSAs) or share purchase options (OAAs). 11.14.2015 (38 months as from the EGM) The Board used this delegation at its meetings of October 25, 2012 and February 7, 2013.
EGM of 09.14.2012 (Fourteenth resolution) Delegation of authority to be granted to the Board of Directors to issue a maximum number of 300,000 non-employee warrants (BSAs) in favor of a range of persons satisfying determined characteristics. 03.14.2014 (18 months as from the EGM) The Board used this delegation at its meetings of October 25, 2012, February 7, 2013 and March 6, 2013.
CGM of 02.08.2013 (Twenty-first resolution) Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing of ordinary shares or of any security giving access to the share capital with removal of the shareholders’ preferential subscription right to the benefit of a determined category of persons who meet certain criteria, within an overall maximum limit of 1,179,659 euros. 02.02.2015 (18 months as from the CGM) The Board used this delegation at its meeting of October 29, 2013.

ORDINARY AND EXTRAORDINARY ANNUAL SHAREHOLDERS GENERAL MEETING JUNE 2014
Appendix B
Table of the share capital increase delegations of authority granted to the board of directors. Contd.
DATE OF THE GENERAL MEETING OF STOCKHOLDERS
PURPOSE OF THE DELEGATION
EXPIRY DATE
DATE AND CONDITIONS OF USE BY THE BOARD OF DIRECTORS
CGM of 02.08.2013 (Twenty-second resolution)
Subject to the non-retroactive condition precedent of the first listing of all or part of the Company’s shares (or the corresponding ADR) on the Nasdaq Global Market or the New York Stock Exchange in the United States of America at the latest on December 31, 2013, delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing of ordinary shares or of any security giving access to the share capital while preserving the shareholders’ preferential subscription right, within an overall maximum limit of 1,179,659 euros.
10.02.2015 (26 months as from the CGM)
The Board of Directors did not use this authorization during the fiscal year 2013.
CGM of 02.08.2013 (Twenty-third resolution)
Subject to the non-retroactive condition precedent of the first listing of all or part of the Company’s shares (or the corresponding ADR) on the Nasdaq Global Market or the New York Stock Exchange in the United States of America at the latest on December 31, 2013, delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing of ordinary shares or of any security giving access to the share capital with removal of the shareholders’ preferential subscription right and public offering, within an overall maximum limit of 1,179,659 euros.
10.02.2015 (26 months as from the CGM)
The Board of Directors did not use this authorization during the fiscal year 2013.
EGM of 02.08.2013 (Twenty-fourth resolution)
Subject to the non-retroactive condition precedent of the first listing of all or part of the Company’s shares (or the corresponding ADR) on the Nasdaq Global Market or the New York Stock Exchange in the United States of America at the latest on December 31, 2013, delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing of ordinary shares or of any security giving access to the share capital with removal of the shareholders’ preferential subscription right in the framework of an offering made to the benefit of qualified investors or to a restricted circle of investors mentioned at the II of article L. 411-2 of the French monetary and financial code, within an overall maximum limit of 1,179,659 euros.
10.02.2015 (26 months as from the CGM)
The Board of Directors did not use this authorization during the fiscal year 2013.

SUMMARY 2013 MANAGEMENT REPORT JUNE 2014
CGM of 02.08.2013 (Twenty-fifth resolution)
Delegation of authority to be granted to the Board of Directors in order to increase the number of securities to be issued as a result of a share capital increase with or without preferential subscription right pursuant to the said resolutions.
10.02.2015 (26 months as from the CGM)
The Board of Directors used this delegation at its meeting of November 4, 2013.
CGM of 02.08.2013 (Twenty-seventh resolution)
Subject to the non-retroactive condition precedent of the first listing of all or part of the Company’s shares (or the corresponding ADR) on the Nasdaq Global Market or the New York Stock Exchange in the United States of America at the latest on December 31, 2013, delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of incorporation of premiums, reserves, benefits or others, within the limit of a nominal amount of 400,000 euros.
10.02.2015 (26 months as from the CGM)
The Board of Directors did not use this authorization during the fiscal year 2013.
CGM of 02.08.2013 (Twenty-eighth resolution)
Authorization to be granted to the Board of Directors to grant options to subscribe to new shares (OSAs) or options to purchase shares (OAAs).
10.02.2016 (38 months as from the CGM)
The Board of Directors used this delegation at its meetings of September 3, 2013 and December 4, 2013.
CGM of 02.08.2013 (Twenty-ninth resolution)
Delegation to be granted to the Board of Directors for the purpose of issuing and allocating non-employee warrants (BSPCEs) to employees and officers of the Company.
02.02.2015 (18 months as from CGM)
The Board of Directors used this delegation at its meeting of September 3, 2013.
CGM of 02.08.2013 (Thirstiest resolution)
Authorization to be granted to the Board of Directors to grant free shares, existing or to be issued.
10.02.2016 (38 months as from the CGM)
The Board of Directors did not use this authorization during the fiscal year 2013.
CGM of 02.08.2013 (Thirty-fist resolution)
Delegation of authority to be granted to the Board of Directors in order to issue and to allocate non-employee warrants (BSAs) in favor of a range of persons satisfying determined characteristics.
02.02.2015 (18 months as from the CGM)
The Board of Directors did not use this authorization during the fiscal year 2013.
CGM of 02.08.2013 (Thirty-fourth resolution)
Delegation of authority to be granted to the Board of Directors in order to increase the share capital by way of issuing of shares and securities giving access to the Company’s share capital to the benefit of employees who participate in a Company’s saving plan.
02.02.2015 (18 months as from the CGM)
The Board of Directors did not use this authorization during the fiscal year 2013.

ORDINARY AND EXTRAORDINARY ANNUAL SHAREHOLDERS GENERAL MEETING JUNE 2014
Draft resolutions of the Annual General Meeting.

DRAFT RESOLUTIONS OF THE 2013 ANNUAL GENERAL MEETING JUNE 2014
First resolution.
Approval of the annual accounts of the fiscal year ended December 31, 2013
The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, after having taken notice of the management report for the financial year ended December 31, 2013 in relation to the standalone annual accounts and to the consolidated accounts, as well as of the statutory auditors’ report concerning the performance of their mission during this financial year, approves the annual accounts for the financial year ended December 31, 2013 which result in a net income of EUR 8,762,570, as they were presented, as well as the transactions indicated in such accounts and summarized in such reports, takes note that the annual accounts do not show neither over-amortizations and other amortizations, nor sumptuary expenses not deductible as referred to in article 39-4 of the French General Tax Code.
Second resolution.
Approval of the consolidated accounts of the fiscal year ended December 31, 2013
The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, after having taken notice of the management report for the financial year ended December 31, 2013 in relation to the standalone annual accounts and to the consolidated accounts, as well as of the statutory auditors’ report on the accounts, approves the consolidated accounts for the financial year ended December 31, 2013 as they were presented as well as the transactions indicated in such accounts and summarized in such reports.
Third resolution.
Discharge to the members of the Board of Directors and to the statutory auditors for the performance of their duties during the financial year 2013
The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, gives discharge to the members of the board of directors and to the statutory auditors for the performance of their duties during the financial year 2013.
Fourth resolution.
Allocation of net results for the fiscal year ended December 31, 2013
The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, after having taken notice of the board of directors’ report, noticing that the net income of the fiscal year ended December 31, 2013 amounts to 8,762,570.34 euros, decides to allocate the said net income as follows
EUR 24,332.63 to the legal reserve account, which will, as a result, be fully completed, the outstanding amount, i.e. EUR 8,738,237.71, to the “retained earnings” account.
It is indicated that no dividends have been distributed for the last past three financial years.

ORDINARY AND EXTRAORDINARY ANNUAL SHAREHOLDERS GENERAL MEETING JUNE 2014
Fifth resolution.
Review of the agreements referred to in articles L. 225-38 and seq. of the French Commercial Code
The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, after having taken notice of the special report of the statutory auditors on the agreements referred to in articles L.225-38 and seq. of the French Commercial Code, approves the terms of said report and the agreements which are referred to in it.
Each of said agreements, submitted to a separate vote to which the interested shareholders did not take part, is approved or, as the case may be, ratified.
Sixth resolution.
Determination of the amount of the directors’ attendance fees
The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings,
After having taken notice of the board of directors’ report, decides to increase the amount of the attendance fees voted for the financial year 2014 by EUR 1,250,000 to bring the global amount allocated for 2014 to EUR 1,500,000, and decides to set at EUR 1,500,000 the directors’ attendance fees amount for the financial year 2015 and the coming financial years until a new decision is taken by the ordinary shareholders’ meeting.
Seventh resolution.
Renewal of Mr. Dominique Vidal’s office as director
The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, after having taken notice of the board of directors’ report, after having noticed that Mr. Dominique Vidal’s office as director expires at the end of the current general shareholders’ meeting, decides to renew the term of Mr. Dominique Vidal’s office as director for a duration of three years expiring at the end of the ordinary general shareholders’ meeting relating to the approval of the Company’s annual accounts for the financial year ended on 31 December 2016.
Eighth resolution.
Approval of the 2013 and 2014 OSA (options to subscribe to new shares) and OAA (options to purchase existing shares) plans and of the 2013 and 2014 free share plans adopted by the Board of Directors
The Assembly, deliberating in compliance with the quorum and majority conditions required for ordinary general meetings, after having taken notice of the board of directors’ report, approves the 2013 stock-options plan (i.e. OSA and OAA, for options to subscribe to new shares or to purchase existing shares) adopted by the board of directors during its meeting of July 10, 2013, approves the 2013 free share plan adopted by the board of directors during its meeting of July 10, 2013, approves the 2014 stock-options plan (i.e. OSA and OAA, for options to subscribe to new shares or to purchase existing shares) adopted by the board of directors during its meeting of March 4, 2014, approves the 2014 free share plan adopted by the board of directors during its meeting of March 4, 2014.

DRAFT RESOLUTIONS OF THE 2013 ANNUAL GENERAL MEETING JUNE 2014
Ninth resolution.
Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing of ordinary shares or of any security giving access to the share capital with removal of the shareholders’ preferential subscription right to the benefit of a determined category of persons who meet certain criteria
The Assembly, deliberating in compliance with the quorum and majority conditions required for extraordinary general meetings, after having taken notice of the Board of Directors’ report and of the statutory auditors’ report, pursuant to the provisions of articles L. 225-129, L. 225-129-2, L. 225-138 and L. 228-91 and seq. of the French commercial code, grants to the Board of Directors the authority to decide, in one or more times in the proportions and at the times he considers appropriated, both in France and abroad, the issue of ordinary shares of the Company and of any type of securities giving, by any mean, immediately and/or in the future, access to the Company’s share capital, (including without limitation, any bonds redeemable or convertible for shares and any warrants (or BSA for bons de souscription d’actions) attached or not to shares or other types of securities), said securities could be issued in euros or any foreign currency or any currency unit established by reference to several currencies, at the Board of Directors’ appreciation, to be paid-up in cash, including by way of payables set off.
decides that the issue of preferred shares is expressly excluded from the delegation herein granted, decides that the maximum nominal amount of the share capital increase likely to be performed, immediately or in the future, by virtue of the powers granted by the shareholders’ meeting to the Board of Directors pursuant to this resolution, may not exceed the global amount of 1,422,701.65 euros or its equivalent in a foreign currency to which should be added, as the case may be, the amount of the additional shares to be issued in order to preserve, in accordance with any applicable law or regulation and as the case may be, with any applicable contractual undertaking, the rights of the security holders giving access to the shares of the Company, decides, in addition, that the nominal amount of any share capital increase likely to be performed will be deducted from the global amount set forth in the fourteenth resolution below, decides that the nominal amount of all issues of securities representing payables giving access to the Company’s share capital likely to be performed will not exceed 300,000,000 euros (or its counter value if the issue is performed in another currency), decides, in addition, that the nominal amount of the issue of securities representing claims on the receivables that may give access to the Company’s share capital likely to be performed shall be deducted from the total amount set forth pursuant to the fourteenth resolution below, decides to remove the shareholders preferential subscription right attached to the shares and securities which will be issued and to reserve the subscription of those shares and securities object of this resolution to the following category of persons:
any bank or credit institution undertaking to guarantee the share capital increase or any issue likely to lead to a future share capital increase in accordance to the present delegation of authority, takes note, as necessary, that the present delegation of authority automatically includes, to the benefit of the holder of the securities which should be issued pursuant to this delegation, express renunciation by the shareholders to their preferential subscription right to the shares to which those securities give access to, decides that the issue price of the shares, likely to be issued by virtue of the present delegation will be at least equal to the average price weighted by trading volumes over the five trading days preceding the determination of the issue price possibly reduced by a maximum of 20% (it being however specified that, if, when the present delegation is used, the Company’s shares were admitted to trading on a regulated market recognized as such by the French Autorité des Marchés Financiers, the price would be determined in accordance to the provisions of article L. 225-136-1° of the French commercial code), taking into account, if any, the date the new shares take effect and it being specified that the issue price of the securities giving access to the share capital issued by virtue of the present delegation will be such that the amount immediately received by the Company at the time of the exercise or of the conversion of said securities, be for every and each share issued as a consequence of the issue of said securities, at least equal to the minimum amount above mentioned, specifies that this delegation is granted to the Board of Directors for a period of eighteen (18) months as from the date of the present shareholders meeting and supersedes all previous delegations established for the same purpose, decides that the Board of Directors is granted all powers to implement, in accordance with provisions set forth in the law and the by-laws, the present delegation in order to, notably:
determine the amount of the share capital increase, the issue price (it being specified that such price will be determined in accordance with the determination conditions set forth hereabove), and the premium amount that could be requested at the time of the issue, set the dates, conditions and modalities of any issue, as well as the form and the characteristics of the shares or securities giving access to the Company’s share capital to be issued, determine the date on which the use, possibly retroactive, of the shares or securities giving access to the Company’s share capital to be issued, the way they can be paid-up; set the list of the beneficiaries within the above mentioned category of persons and the number of securities to be granted to each of them,

ORDINARY AND EXTRAORDINARY ANNUAL SHAREHOLDERS GENERAL MEETING JUNE 2014
Ninth resolution. Contd.
at its sole initiative and whenever it deems it appropriate, charge the expenses, rights and fees generated by the share capital increases performed by virtue of the delegation mentioned in this resolution, from the total amount of the premium related to those transactions and withdraw, from the amount of those premium, the necessary amounts in order to bring the legal reserve to one-tenth of the new amount of the share capital after each increase, acknowledge that each share capital increase has been duly performed and proceed to the corresponding amendments of the Company’s by-laws, in general, enter into any agreement, notably to successfully complete the proposed issues of shares or securities, take all measures and accomplish all formalities required to issue, the listing and the financial services of the securities issued by virtue of the present delegation, as well as to the exercise of the rights attached thereto, take any decision in relation to the admission of the securities issued to trading on the Nasdaq Global Market or the New York Stock Exchange in the United States of America.
Tenth resolution.
Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing of ordinary shares or of any security giving access to the share capital while preserving the shareholders’ preferential subscription right
The Assembly, deliberating in compliance with the quorum and majority conditions required for extraordinary general meetings, after having taken notice of the Board of Directors’ report and the statutory auditors’ report, pursuant to the provisions of articles L. 225-129 and seq. of the French commercial code, and notably, its articles L.225-129 to L. 225-129-6, L. 225-132,L. 225-133, L. 225-134, L. 228-91 and L. 228-92,
grants to the Board of Directors the authority to decide, in one or more times in the proportions and at the times he considers appropriated, both in France and abroad, in euros, foreign currencies or any monetary unit calculated by reference to multiple currencies, for free or against consideration, the issue of ordinary shares of the Company and of any type of securities giving, by any mean, immediately and/or in the future, access to the Company’s share capital, said shares giving the same rights as those attached to the former shares subject to their use date, specifies, as necessary, that the issue of preferred shares is expressly excluded from the delegation herein granted, decides that the securities issued pursuant to this delegation may consist of debt securities or be related to the issue of such debt securities or permit the issue as intermediate securities, decides that the shareholders have, in proportion to the amount of their shares, a preferential right of subscription to the ordinary shares or securities which would be issued, as the case may be, pursuant to this delegation, grants to the Board of Directors the power to grant to the shareholders the right to subscribe, as reducible amounts, to a number of shares which is greater than the number of shares to which they could be entitled to subscribe as irreducible amount, proportionally to their subscription rights, and, in any event, up to the limit of the number they request, decides that the maximum nominal amount of the share capital increase likely to be performed, immediately or in the future, by virtue of the powers granted to the Board of Directors pursuant to this resolution, may not exceed the global amount of 1,422,701.65 euros or its equivalent in a foreign currency to which should be added, as the case may be, the amount of the additional shares to be issued in order to preserve, in accordance with any applicable law or regulation and as the case may be, with any applicable contractual undertaking, the rights of the security holders giving access to the share capital of the Company, decides, in addition, that the nominal amount of any share capital increase likely to be performed will be deducted from the global amount set forth in the fourteenth resolution below, decides that the nominal amount of all issues of securities representing payables giving access to the Company’s share capital likely to be performed will not exceed 300,000,000 euros (or its counter value if the issue is performed in another currency), decides, in addition, that the nominal amount of the issue of securities representing claims on the receivables that may give access to the Company’s share capital likely to be performed shall be deducted from the total amount set forth pursuant to the fourteenth resolution below, decides that if the statutory and optional (if any) subscriptions have not absorbed the entire shares or securities issue as defined above, the Board of Directors, in accordance with the provisions of article L. 225-134 of the French commercial code and in the order of its choice, may use any or all of the rights listed below:
limit the issue to the number of subscriptions, provided that it reaches at least three quarters of the issue initially decided, freely allocate, at its own discretion, all or part of the securities not subscribed for, and, publicly trade all or part of the issued, but not subscribed securities, in France or abroad,

DRAFT RESOLUTIONS OF THE 2013 ANNUAL GENERAL MEETING
JUNE 2014
decides that the issue of warrants (or BSA for bons de souscription d’actions) of the Company may be performed by way of an offer to subscribe, but also by way of free allocation to the holders of former shares decides, in the case of free allocation of warrants (or BSA for bons de souscription d’actions), the Board of Directors would have the possibility to decide that the allocation rights on fractional shares will not be tradable and that the corresponding shares will be sold, takes note, as necessary, that the present delegation unconditionally and expressly waives, in favor of the holders of the securities to be issued giving access to the Company’s share capital, express renunciation by the shareholders to their preferential subscription right to the shares to which those securities give access to, specifies that the delegation is granted to the Board of Directors for a twenty-six (26) months period as from the date of this shareholders’ meeting, and supersedes all previous delegation established for the same purpose, decides that the Board of Directors is granted all powers, with the right of sub delegation under the conditions established for the applicable law and regulation, to implement, in accordance with provisions set forth in the law and the by-laws, the present delegation in order to, notably:
set the dates, conditions and modalities of any issue, as well as the form and the characteristics of the shares or securities giving access to the Company’s share capital to be issued, with or without premium, determines the amounts to be issued, the use date, possibly retroactive, of the shares or securities giving access to the Company’s share capital to be issued, the way they should be paid-up, and as the case may be, the exercise modalities of their right to exchange, to conversion, to reimbursement or grant of any other manner of the securities giving access to the Company’s share capital, proceed to any adjustment required by any applicable law or regulations and, as the case may be, to the contractual undertakings, to protect the rights of the holders of securities giving access to the Company’s share capital, and, suspend as the case may be, the exercise of the rights attached to the said securities during a three-month period at the most, decides that the Board of Directors may:
at its sole initiative and whenever it deems it appropriate, charge the expenses, rights and fees generated by the share capital increases performed by virtue of the delegation mentioned in this resolution, from the total amount of the premium related to those transactions and withdraw, from the amount of those premium, the necessary amounts in order to bring the legal reserve to one-tenth of the new amount of the share capital after each increase, take any decision in relation to the admission of the securities issued to trading on the Nasdaq Global Market or the New York Stock Exchange in the United States of America,
and, more generally, enter into any agreement, notably to successfully complete the proposed issue of shares or securities, take all measures and carry out all formalities for the purpose finalizing the share capital increases that may be made pursuant to this delegation, as well as to carry out the corresponding amendment of the Company’s by-laws.
Eleventh resolution.
Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing of ordinary shares or of any security giving access to the share capital with removal of the shareholders’ preferential subscription right including in the context of a public offering
The Assembly, deliberating in compliance with the quorum and majority conditions required for extraordinary general meetings, after having taken notice of the Board of Directors’ report and the statutory auditors’ report, pursuant to the provisions of articles L. 225-129 and seq. of the French commercial code, and notably, its articles L.225-129 to L. 225-129-6, L. 225-135, L.225-135-1, L.225-136, L. 228-91 and L. 228-92,
grants to the Board of Directors the authority to decide the issue, by way of public offering, in one or more times in the proportions and at the times he considers appropriated, both in France and abroad, in euros, foreign currencies or any monetary unit calculated by reference to multiple currencies, for free or against consideration, the issue of ordinary shares of the Company and of any type of securities giving, by any mean, immediately and/or in the future, access to the Company’s share capital, said shares giving the same rights as those attached to the former shares subject to their use date, specifies, as necessary, that the issue of preferred shares is expressly excluded from the delegation herein granted, decides that the securities issued pursuant to this delegation may consist of debt securities or be related to the issue of such debt securities or permit the issue as intermediate securities,

ORDINARY AND EXTRAORDINARY ANNUAL SHAREHOLDERS GENERAL MEETING
JUNE 2014
Eleventh resolution. Contd.
decides to remove the shareholders’ preferential subscription right attached to the ordinary shares or securities issued by virtue of the present delegation, while allowing however the Board of Directors to grant, at its own discretion, to the shareholders a priority subscription right on all or some of the shares issued under the terms and conditions set forth pursuant to article L. 225-135 of the French commercial code, this priority not giving rise to negotiable rights, but may be exercised both as reducible and irreducible amounts, take notes, as necessary, that the present delegation unconditionally and expressly waives, in favor of the holders of the securities to be issued giving access to the Company’s share capital, express renunciation by the shareholders to their preferential subscription right to the shares to which those securities give access to, decides that the maximum nominal amount of the share capital increase likely to be performed, immediately or in the future, by virtue of the powers granted to the Board of Directors pursuant to this resolution, may not exceed the global amount of 1,422,701.65 euros to which should be added, as the case may be, the amount of the additional shares to be issued in order to preserve, in accordance with any applicable law or regulation and as the case may be, with any applicable contractual undertaking, the rights of the security holders giving access to the share capital of the Company, decides, in addition, that the nominal amount of any share capital increase likely to be performed will be deducted from the global amount set forth in the fourteenth resolution below, decides that the nominal amount of all issues of securities representing payables giving access to the Company’s share capital likely to be performed will not exceed 300,000,000 euros (or its counter value if the issue is performed in another currency), decides, in addition, that the nominal amount of the issue of securities representing claims on the receivables that may give access to the Company’s share capital likely to be performed shall be deducted from the total amount set forth pursuant to the fourteenth resolution below, decides that if the subscriptions have not absorbed the entire shares or securities issue as defined above, the Board of Directors, in accordance with the provisions set forth in the law and in the order of its choice, may use any or all of the rights referred to in article L. 225-134 of the French commercial code, i.e. :
limit the issue to the number of subscriptions, provided that it reaches at least three quarters of the issue initially decided, freely allocate, at its own discretion, all or part of the securities not subscribed for, and, publicly trade all or part of the issued, but not subscribed securities, in France or abroad, decides that the issue price of the shares and securities likely to be issued by virtue of the present delegation will be determined by the Board of Directors and will at least be equal to the average price weighted by trading volumes over the five trading days preceding the determination of the issue price possibly reduced by a maximum of 20% (it being however specified that, if, when the present delegation is used, the Company’s shares were admitted to trading on a regulated market recognized as such by the French Autorité des Marchés Financiers, the price would be determined in accordance to the provisions of article L. 225-136-1 of the French commercial code), taking into account, if any, the date the new shares take effect and it being specified that the issue price of the securities giving access to the share capital issued by virtue of the present delegation will be such that the amount immediately received by the Company at the time of the exercise or of the conversion of said securities, be for every and each share issued as a consequence of the issue of said securities, at least equal to the minimum amount above mentioned, decides that the delegation is granted to the Board of Directors for a twenty-six (26) months period as from the date of this shareholders’ meeting, and supersedes all previous delegation established for the same purpose, decides that the Board of Directors is granted all powers, with the right of sub delegation under the conditions established for the applicable law and regulation, to implement, in accordance with provisions set forth in the law and the by-laws, the present delegation in order to, notably:
set the dates, conditions and modalities of any issue, as well as the form and the characteristics of the shares or securities giving access to the Company’s share capital to be issued, with or without premium, determines the amounts to be issued, the use date, possibly retroactive, of the shares or securities giving access to the Company’s share capital to be issued, the way they should be paid-up, and as the case may be, the exercise modalities of their right to exchange, to conversion, to reimbursement or grant of any other manner of the securities giving access to the Company’s share capital, proceed to any adjustment required by any applicable law or regulations and, as the case may be, to the contractual undertakings, to protect the rights of the holders of securities giving access to the Company’s share capital, and, suspend as the case may be, the exercise of the rights attached to the said securities during a three-month period at the most,

DRAFT RESOLUTIONS OF THE 2013 ANNUAL GENERAL MEETING
JUNE 2014
decides that the Board of Directors may:
at its sole initiative and whenever it deems it appropriate, charge the expenses, rights and fees generated by the share capital increases performed by virtue of the delegation mentioned in this resolution, from the total amount of the premium related to those transactions and withdraw, from the amount of those premium, the necessary amounts in order to bring the legal reserve to one-tenth of the new amount of the share capital after each increase, take any decision in relation to the admission of the securities issued to trading on the Nasdaq Global Market or the New York Stock Exchange in the United States of America,
and, more generally, enter into any agreement, notably to successfully complete the proposed issue of shares or securities, take all measures and carry out all formalities for the purpose finalizing the share capital increases that may be made pursuant to this delegation, as well as to carry out the corresponding amendment of the Company’s by-laws.
Twelfth resolution.
Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing of ordinary shares or of any security giving access to the share capital with removal of the shareholders’ preferential subscription right in the framework of an offering made to the benefit of qualified investors or to a restricted circle of investors mentioned at the II of article L. 411-2 of the French monetary and financial code
The Assembly, deliberating in compliance with the quorum and majority conditions required for extraordinary general meetings, after having taken notice of the Board of Directors’ report and the statutory auditors’ report, pursuant to the provisions of articles L. 225-129 and seq. of the French commercial code, and notably, its articles L.225-129 to L. 225-129-6, L. 225-135, L.225-135-1, L.225-136, L. 228-91 and L. 228-92,
grants to the Board of Directors the authority to decide the issue, in one or more times in the proportions and at the times he considers appropriated, both in France and abroad, in euros, foreign currencies or any monetary unit calculated by reference to multiple currencies, for free or against consideration, the issue of ordinary shares of the Company and of any type of securities giving, by any mean, immediately and/or in the future, access to the Company’s share capital, in the framework of an offering made to the benefit of qualified investors or to a restricted circle of investors mentioned at the II.2 of article L. 411-2 of the French monetary and commercial code, said shares giving the same rights as those attached to the former shares subject to their use date, specifies, as necessary, that the issue of preferred shares is expressly excluded from the delegation herein granted, decides that the securities issued by pursuant to this delegation may consist of debt securities or be related to the issue of such debt securities or permit the issue as intermediate securities, decides to remove the shareholders’ preferential subscription right attached to the ordinary shares or securities issued by virtue of the present delegation, take notes, as necessary, that the present delegation unconditionally and expressly waives, in favor of the holders of the securities to be issued giving access to the Company’s share capital, express renunciation by the shareholders to their preferential subscription right to the shares to which those securities give access to, decides that the maximum nominal amount of the share capital increase likely to be performed, immediately or in the future, by virtue of the powers granted to the Board of Directors pursuant to this resolution, may not exceed the global amount of 1,422,701.65 euros, nor, in, any case, exceed the limits provided by the regulations applicable as of the date of the issue (for reference, on the day of this General Meeting, the issue of equity securities carried out by way of an offer as defined in article L.411-2 II of the French Monetary and Financial is limited to 20% of the share capital of the Company per year, with such share capital being valued on the date of the decision of the Management Board to use such delegation), maximum amount to which may be added, as the case may be, the amount of the additional shares to be issued in order to preserve, in accordance with any applicable law or regulation and as the case may be, with any applicable contractual undertaking, the rights of the security holders giving access to the share capital of the Company, decides, in addition, that the nominal amount of any share capital increase likely to be performed will be deducted from the global amount set forth in the fourteenth resolution below, decides that the nominal amount of all issues of securities representing payables giving access to the Company’s share capital likely to be performed will not exceed 300,000,000 euros (or its counter value if the issue is performed in another currency), decides, in addition, that the nominal amount of the issue of securities representing claims on the receivables that may give access to the Company’s share capital likely to be performed shall be deducted from the total amount set forth pursuant to the fourteenth resolution below,

ORDINARY AND EXTRAORDINARY ANNUAL SHAREHOLDERS GENERAL MEETING
JUNE 2014
Twelfth resolution. Contd.
decides that if the subscriptions have not absorbed the entire shares or securities issue as defined above, the Board of Directors, in accordance with the provisions set forth in the law and in the order of its choice, may use any of the rights referred to in article L. 225-134 of the French commercial code, i.e. :
limit the issue to the number of subscriptions, provided that it reaches at least three quarters of the issue initially decided, freely allocate, at its own discretion, all or part of the securities not subscribed for, and, publicly trade all or part of the issued, but not subscribed securities, in France or abroad, decides that the issue price of the shares and securities likely to be issued by virtue of the present delegation will be determined by the Board of Directors and will at least be equal to the average price weighted by trading volumes over the five trading days on the Nasdaq Global Market or the New York Stock Exchange in the United States of America preceding the determination of the issue price possibly reduced by a maximum of 20% (it being however specified that, if, when the present delegation is used, the Company’s shares were admitted to trading on a regulated market recognized as such by the French Autorité des Marchés Financiers, the price would be determined in accordance to the provisions of article L. 225-136-1 of the French commercial code), taking into account, if any, the date the new shares take effect and it being specified that the issue price of the securities giving access to the share capital issued by virtue of the present delegation will be such that the amount immediately received by the Company at the time of the exercise or of the conversion of said securities, be for every and each share issued as a consequence of the issue of said securities, at least equal to the minimum amount above mentioned, decides that the delegation is granted to the Board of Directors for a twenty-six (26) months period as from the date of this shareholders’ meeting, and supersedes all previous delegation established for the same purpose, decides that the Board of Directors is granted all powers, with the right of sub delegation under the conditions established for the applicable law and regulation, to implement, in accordance with provisions set forth in the law and the by-laws, the present delegation in order to, notably:
set the dates, conditions and modalities of any issue, as well as the form and the characteristics of the shares or securities giving access to the Company’s share capital to be issued, with or without premium, determines the amounts to be issued, the use date, possibly retroactive, of the shares or securities giving access to the Company’s share capital to be issued, the way they should be paid-up, and as the case may be, the exercise modalities of their right to exchange, to conversion, to reimbursement or grant of any other manner of the securities giving access to the Company’s share capital, proceed to any adjustment required by any applicable law or regulations and, as the case may be, to the contractual undertakings, to protect the rights of the holders of securities giving access to the Company’s share capital, and, suspend as the case may be, the exercise of the rights attached to the said securities during a three-month period at the most, decides that the Board of Directors may:
at its sole initiative and whenever it deems it appropriate, charge the expenses, rights and fees generated by the share capital increases performed by virtue of the delegation mentioned in this resolution, from the total amount of the premium related to those transactions and withdraw, from the amount of those premium, the necessary amounts in order to bring the legal reserve to one-tenth of the new amount of the share capital after each increase, take any decision in relation to the admission of the securities issued to trading on the Nasdaq Global Market or the New York Stock Exchange in the United States of America,
enter into any agreement, notably to successfully complete the proposed issue of shares or securities, take all measures and carry out all formalities for the purpose finalizing the share capital increases that may be made pursuant to this delegation, as well as to carry out the corresponding amendment of the Company’s by-laws.
acknowledges that this delegation not being a general delegation of authority relating the share capital increase without preferential subscription right, but being a delegation of authority relating to the share capital increase by way of issuing, without preferential subscription right, by an offering mentioned at the II of article L. 411-2 of the French monetary and financial code, does not have the same purpose as the eleventh resolution above, take notes, consequently, that the present delegation does not deprive the eleventh delegation granted by the present shareholders’ meeting, of which the validity and terms are not affected by the present delegation.
Thirteenth resolution.
Delegation of authority to be granted to the Board of Directors in order to increase the number of securities to be issued as a result of a share capital increase with or without preferential subscription right pursuant to the said resolutions
The Assembly, deliberating in compliance with the quorum and majority conditions required for extraordinary general meetings, after having taken notice of the Board of Directors’ report and the statutory auditors’ report,

DRAFT RESOLUTIONS OF THE 2013 ANNUAL GENERAL MEETING
JUNE 2014
pursuant to the provisions of articles L. 225-129, L.225-129-2, L.225-135, L.225-135-1 and seq., L. 228-91 and L. 228-92 of the French commercial code, grants to the Board of Directors the authority to increase the number of shares or securities to be issued in the event of oversubscription for each subscription, with or without a preferential subscription right, that will be approved pursuant to the ninth to twelfth resolutions above, in the conditions set forth in articles L. 225-135-1 and R. 225-118 of the French commercial code (so, as of today, within the thirty days as from the closure of the subscription of the initial issue, at the same price as that decided for the initial issue and up to the limit of 15% of the initial issue), said shares granting the same rights as those granted by the former shares, subject to their use date.
decides, in addition, that the nominal amount of any share capital increase likely to be performed will be deducted from the global amount set forth in the fourteenth resolution below, decides that the delegation is granted to the Board of Directors for a twenty-six (26) months period as from the date of this shareholders’ meeting, and supersedes all previous delegation established for the same purpose, decides that the Board of Directors is granted all powers, with the right of sub delegation under the conditions established for the applicable law and regulation, to implement, in accordance with provisions set forth in the law and the by-laws, the present delegation in order to, notably:
set the dates, conditions and modalities of any issue, as well as the form and the characteristics of the shares or securities giving access to the Company’s share capital to be issued, with or without premium, determines the amounts to be issued, the use date, possibly retroactive, of the shares or securities giving access to the Company’s share capital to be issued, the way they should be paid-up, and as the case may be, the exercise modalities of their right to exchange, to conversion, to reimbursement or grant of any other manner of the securities giving access to the Company’s share capital, proceed to any adjustment required by any applicable law or regulations and, as the case may be, to the contractual undertakings, to protect the rights of the holders of securities giving access to the Company’s share capital, and, suspend as the case may be, the exercise of the rights attached to the said securities during a three-month period at the most, decides that the Board of Directors may:
at its sole initiative and whenever it deems it appropriate, charge the expenses, rights and fees generated by the share capital increases performed by virtue of the delegation mentioned in this resolution, from the total amount of the premium related to those transactions and withdraw, from the amount of those premium, the necessary amounts in order to bring the legal reserve to one-tenth of the new amount of the share capital after each increase, take any decision in relation to the admission of the securities issued to trading on the Nasdaq Global Market or the New York Stock Exchange in the United States of America,
enter into any agreement, notably to successfully complete the proposed issue of shares or securities, take all measures and carry out all formalities for the purpose finalizing the share capital increases that may be made pursuant to this delegation, as well as to carry out the corresponding amendment of the Company’s by-laws.
Fourteenth resolution.
Determination of the overall limits on the amounts of the issues completed pursuant to the above mentioned delegations
The Assembly, deliberating in compliance with the quorum and majority conditions required for extraordinary general meetings, after having taken notice of the Board of Directors’ report and the statutory auditors’ report, decides that:
the global nominal amount of the share capital increases likely to be performed pursuant to the ninth to the thirteenth resolutions above not exceed 1,422,701.65 euros or its equivalent in a foreign currency to which should be added, as the case may be, the amount of the additional shares to be issued in order to preserve, in accordance with any applicable law or regulation and as the case may be, with any applicable contractual undertaking, the rights of the security holders giving access to the share capital of the Company, the global nominal amount of the debt securities likely to be issued in application of the delegations granted pursuant to the ninth to the thirteenth resolutions above and the twentieth resolution below is fixed to 300,000,000 euros (or the countervalue of this amount on the issue date in a foreign currency or in monetary unit calculated by reference to multiple currencies).

ORDINARY AND EXTRAORDINARY ANNUAL SHAREHOLDERS GENERAL MEETING
JUNE 2014
Fifteenth resolution.
Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of incorporation of premiums, reserves, benefits or others.
The Assembly, deliberating in compliance with the quorum and majority conditions required by article L.225-130 of the French commercial code, after having taken notice of the Board of Directors’ report, pursuant, without limitation, to articles L. 225-129, L. 225-129-2, and L. 225-130 of the French commercial code, grants to the Board of Directors, with the right of sub delegation under the conditions established for the applicable law and regulation, during a twenty-six-month (26) period as from the date of the present shareholders’ meeting, the authority to decide to complete one or more share capital increases by way of incorporation to the share capital of premiums, reserves, benefits, or others which capitalization would be legally and statutorily possible and by way of allocation of new free shares, by way of increase of the par value of the existing shares or by using such two methods jointly, said shares granting the same rights as the former shares, subject to their use date,
decides that the total nominal amount of the share capital increases likely to be completed, immediately and/or in future, should not exceed 400,000 euros, amount to which may be added which may be added, as the case may be, the amount of the additional shares to be issued in order to preserve, in accordance with any applicable law or regulation and as the case may be, with any applicable contractual undertaking, the rights of the security holders giving access to shares of the Company, it being specified that this limit is fixed autonomously and distinctly from the fixation of the limit set forth at the fourteenth resolution above, decides, in accordance with article L. 225-130 of the French commercial code, that in case of use of the of the present delegation by the Board of Directors, the rights constituting odd lots will not be negotiable and that the corresponding securities will be sold with the proceeds from such sale to be allocated among holders of said rights during the period provided by the regulations, decides that this delegation supersedes all previous delegation established for the same purpose.
Sixteenth resolution.
Authorization to be given to the Board of Directors to grant OSA (options to subscribe to new ordinary shares) or OAA (options to purchase ordinary shares) of the Company
The Assembly, deliberating in compliance with the quorum and majority conditions required for extraordinary shareholders‘ meetings, after having taken notice of the Board of Directors’ report and the auditors’ report, authorizes the Board of Directors, pursuant to articles L.225-177 to L.225-185 of the French commercial code, to grant, during periods authorized by the law, in one or several times, in favor of the members of the salaried personnel and/or corporate officers (or some of them) of the Company and companies and economic interest groups relating to the Company under the conditions referred to in article L.225-180-I of said Code, options giving the right to subscribe or to purchase ordinary shares, being specified that:
the number of options granted pursuant to this authorization shall not give right to the purchase or the subscription for more than 9,935,710 shares with a par value of 0.025 euros each, this number shall be deducted from the overall ceiling set forth in the nineteenth resolution below, and
• the total number of shares which can be subscribed on exercise of subscription options of shares granted and not yet exercised shall never exceed a third of the share capital,, decides that this authorization is granted for a period of thirty-eight (38) months from this day, decides this authorization includes, in favor of the beneficiaries of the subscription options, express waiver of shareholders to their preferential subscription right which may be issued as subscription options are exercised, and shall be implemented under the conditions and the terms provided by the law and regulation in force on the day of purchase or subscription options allocation, as the case may be, decides that the purchase or subscription price per share shall be fixed by the Board of Directors on the day the option is granted, by reference to the closing sale price of a share on such market or such stock-exchange the day preceding the date of the Board of Directors’ decision to grant the options. However, the purchase or subscription price per share shall not be, in any case, less than ninety-five percent (95%) from the average of the closing sale prices of a share on the said market during the twenty days of trading preceding the day of the Board of Directors’ decision to grant options;
it being specified that, when an option allows its beneficiary to purchase shares which have been beforehand purchased by the Company, its exercise price, without prejudice of provisions above and in accordance with legal provisions in force, may not be, also, less than 80% of the average price paid by the Company for the whole shares purchased beforehand by the Company;

DRAFT RESOLUTIONS OF THE 2013 ANNUAL GENERAL MEETING
JUNE 2014
decides the determined price for the subscription or the purchase of shares the options give right cannot be modified during the period of options, being therefore specified, if the Company were to carry one of the transactions referred to in article L.225-181 of the French commercial code, it should take the necessary steps to protect interests of options beneficiaries under the conditions provided in article L.228-99 of the French commercial code, decides that, in the event it would be necessary to proceed to the adjustment referred to in article L.228-99 3° of the French commercial code, the adjustment would be realized by applying the method provided in article R.228-91 of the French commercial code, being specified that preferential right of subscription value as value of share before posting of subscription right would be, if necessary, determined by the Board of Directors depending on subscription, exchange or sale price per share retained during the last transaction realized on the share capital of the Company (capital increase, securities contributions, sale of shares, etc.) during the six (6) months preceding the meeting of the said board, or, otherwise realization of a such transaction during this period, depending on any other financial parameter which will appear relevant for the board (and which will be validated by the auditor of the Company), decides that in the event of the issue of new securities giving access to capital so that in the event of merger or split of the Company, the Board of Directors may suspend, if so, the exercise of options, sets to ten (10) years from their allocation the term of validity of the options, being therefore specified that this term may be reduced by the Board of Directors for beneficiaries residing in a specific country insofar it would be necessary so that to respect the law of the said country, grants all powers to the Board of Directors within the limits set out above to:
determine the identity of beneficiaries of purchase or subscription options of shares, as well as the number of options to grant to each;
set the purchase and/or subscription price of shares which options give right within the limit of texts above, being specified that subscription price per share shall be more than the amount of the par value of the share;
ensure that number of subscription options of shares granted by the Board of Directors are set so that the total number of subscription options of shares granted and not yet exercised cannot give right to subscribe a number of shares exceeding the third of the share capital;
determine the modalities of plan of subscription or purchase options of shares and set the conditions in which the options will be granted, including, especially, the schedule of exercise of options granted which may vary according to the holders; being specified that these conditions may include clauses prohibiting immediate resale of all or part of shares issued on options exercises, within the limits set by the law;
proceed to acquisitions of Company’s shares, if so, necessary to the sale of possible which the purchase options of shares give right;
complete, either by its own means or by an attorney, all acts and formalities in order to finalize the capital increases that may be effected pursuant to the authorization subject to this delegation;
charge, if it deems necessary, fees of capital increases from the amount of premiums related to this increases and deduct from this amount the necessary sums to bring the legal reserve to a tenth of the new share capital following any increase;
modify bylaws subsequently and, in generally, doing everything it is required.
decides that the Board of Directors shall inform every year the ordinary general assembly of transactions completed pursuant to this resolution, specifies, as appropriate, that this delegation supersedes all previous delegation established to grant options giving right to the subscription or to the purchase of ordinary shares of the Company.

ORDINARY AND EXTRAORDINARY ANNUAL SHAREHOLDERS GENERAL MEETING
JUNE 2014
Seventeenth resolution.
Authorization to be given to the Board of Directors to grant free shares, existing or to be issued, pursuant to the provisions of articles L.225-197-1 and following of the French commercial code
The Assembly, deliberating in compliance with the quorum and majority conditions required for extraordinary shareholders‘ meetings, after having taken notice of the Board of Directors’ report and the auditors’ report, pursuant to the provisions of articles L.225-197-1 and following of the French commercial code, authorizes the Board of Directors to make, in one or several times, an allocation of free shares, either existing or to be issued by the Company, in favor of members of employees of the Company, or some ranges of them, and/ or corporate officers who satisfy the conditions referred to in article L.225-197-1, II of the French Commercial Code, as well as in favor of members of employees of companies or economic interest groups which the Company holds, directly or indirectly, at least 10% of the share capital or the voting rights at the date of allocation of the concerned shares, decides to set at 9,935,710 shares with a par value per share of 0.025 euro the total number of shares which could be allocated free of charge by the Board of Directors pursuant to this authorization, being specified that the total amount of shares allocated free of charge by the Board of Directors shall never exceed the overall limit of 10% of the existing share capital of the Company at the date of decision of their allocation and this number shall be deducted from the overall ceiling set by the nineteenth resolution below, decides that the allocation of shares to their beneficiaries will be final, provided that beneficiaries meet the conditions and criteria set by the Board of Directors: (i) acquire the free shares over a period of at least two (2) years (the “Acquisition Period”) and (ii) respect a minimum period of retention of the ordinary shares by the beneficiaries of two (2) years from the date of their final allocation (the “Retention Period”), it being specified therefore that the Board of Directors may reduce or remove the duration of the Retention Period if it sets a duration at least equal to four (4) years for the Acquisition Period, decides, notwithstanding of the above, that the shares will be definitively allocated before the term of the Acquisition Period in the event of the disability of the beneficiary corresponding to the ranking in the second and the third of the categories referred to in article L.341-4 of the French Social Security Code, decides that allocated shares will be freely transferable in the event of request from the heirs of a deceased beneficiary or in the event of the disability of a beneficiary corresponding to their ranking in the categories mentioned above of the French social security code, decides that durations of the Acquisition Period and the Retention Period will be set by the Board of Directors within the limits as mentioned above, notes that, pursuant to the provisions of the article L.225-197-1 of the French commercial code, when allocation involves shares to issue, this authorization entails automatically, in favor of the beneficiaries of freely allocated shares, waiver of shareholders to their preferential right of subscription to the new issued shares, the corresponding capital increase being definitively realized to the mere fact of the final allocation of beneficiaries, notes that this decision entails, as needed, waiver of shareholders in favor of the beneficiaries of free shares, to the part of reserves, profits or premiums which, if so, will be used in the event of issuance of new shares at the end of the Acquisition Period, for the realization which all powers are delegated to the Board of Directors, delegates to the Board of Directors all powers, in order to:
note the existence of sufficient reserves and at each allocation, proceed to the wire to non-available reserve account of the funds necessary to the issuance of new shares to be allocated, determine the identity of beneficiaries of allocations as well as the number of shares likely to be allocated free of charge to each of them, set the conditions and, if so, the criteria of allocation of these share, if so:
decide, at the right time, capital increase(s) subsequent to the issuance of potential new shares allocated free of charge, make shares acquisitions if so necessary to the delivery of potential existing shares allocated free of charge, take any action necessary to ensure respect of the retention obligation required from the beneficiaries, and, generally, make under the law in force, any act that is necessary for the implementation of this authorization, set at thirty-eight (38) months from this day the duration of validity of this delegation, specifies, as appropriate, that this delegation supersedes all previous delegation established to allocate free shares of the Company.

DRAFT RESOLUTIONS OF THE 2013 ANNUAL GENERAL MEETING JUNE 2014
Eighteenth resolution.
Delegation of authority to authorize to the Board of Directors in order to issue and to allocate warrants (for BSA or bons de souscription d’actions) in favor of a range of persons satisfying determined characteristics
The Assembly, deliberating in compliance with the quorum and majority conditions required for extraordinary shareholders’ meetings, after having taken notice of the Board of Directors’ report and the auditors’ report, delegates to the Board of Directors the authority in order to make an issuance of a maximum number of 9,935,710 BSA giving each right to a subscription of an ordinary share with a par value of 0.025 euro of the Company, decides subsequently to set 9,935,710 shares with a par value of 0.025 euro each, the maximum total number of shares which can be subscribed on exercise of warrants (for BSA or bons de souscription d’actions), being specified that this number will be deducted from the overall ceiling referred to in the nineteenth resolution below, decides that the issuance price of a warrant (for BSA or bons de souscription d’actions) will be set by the Board of Directors at the day of the issuance of such warrant (for BSA or bons de souscription d’actions) depending on characteristics of this one and will be, in any case, at least equal to 10% of the subscription price (including issuance premium) of the share which the warrant (for BSA or bons de souscription d’actions) will give right (the “Exercise Price”) as set by the Board of Directors pursuant to the specified conditions mentioned below, decides to remove, for these BSA, the preferential right of subscription of shareholders, the said BSA that can only allocated to the following range of beneficiaries: directors of the Company or one of its subsidiaries depending on the allocation date of the BSA, which having not the quality of employees or officers of the Company or of one of its subsidiaries, independent members of each committee that the Board of Directors of the Company would implement, so that any individual or legal entity linked to the Company or to one of its subsidiaries with a service or consulting agreement (the “Beneficiaries”), decides, pursuant to the provisions of article L.225-138-I of the French commercial code, to delegate to the Board of Directors, the task to set the Beneficiaries list and the portion of BSA allocated to each designated Beneficiary, authorizes subsequently the Board of Directors, within the limit of what is above, to make the issuance and the allocation of BSA, in one or several times for each Beneficiary, decides to delegate to the Board of Directors, the terms and conditions of exercise of BSA and, in particular, the issuance price of BSA, the Exercise Price and the schedule of exercise of BSA, being specified that they shall be exercised at least in the ten (10) years of their issuance and that the BSA which would not have been exercised at the expiration of this period of ten (10) years will be automatically lapsed, decides that this delegation is granted for a period of eighteen (18) months from this day and supersedes all previous delegation established for the same purpose, decides that the exercise price, which will be set by the Board of Directors at the moment of the allocation of BSA, shall be at least equal to the weighted average market price of the twenty (20) last trading sessions preceding the allocation date of the said BSA.
decides that ordinary shares subscribed shall be fully paid up at the moment of their subscription by cash payment, including compensation with due, liquid and payable receivables, decides that new shares granted to the Beneficiary at the moment of the exercise of its BSA will be submitted to all statutory provisions and will be entitled to dividends from the first day of the exercise during which they will be issued, decides that BSA may transferrable and they will be issued in the registered form and shall be subject to registration in account, decides the issuance of 9,935,710 ordinary shares at maximum which the exercise of issued BSA will give right, specifies in accordance with the provisions of articles L.228-91 and L.225-132 of the French commercial code, that this decision entails, in favor of holders of BSA, waiver of shareholders to their preferential right of subscription to ordinary shares, which BSA give right, reminds that in accordance with article L.228-98 of the French commercial code:
in the event of a reduction in share capital arising from losses by decreasing the number of shares, the rights of holders of BSA regarding the number of shares to receive on the exercise of BSA will be reduced subsequently as if the said holders had been shareholders from the issuance date of BSA;
in the event of a reduction in share capital arising from losses by decreasing the par value of the shares, the subscription price of shares which BSA give right will not change, the issuance premium increasing by the amount of the decrease of the par value;
decides furthermore that,
in the event of a reduction in share capital non arising from losses by decreasing the par value of the shares, the subscription price of shares which BSA give right will be reduced proportionally;
in the event of reduction in share capital non arising from losses by decreasing the number of shares, the holders of BSA, if they exercise their BSA, will be able to ask for the redemption of their shares in the same conditions as if they had been shareholders at the moment of the redemption by the Company of its own shares,

ORDINARY AND EXTRAORDINARY ANNUAL SHAREHOLDERS GENERAL MEETING JUNE 2014
Eighteenth resolution. Contd.
decides, in accordance with the provisions of the article L.228-98 of the French commercial code, that the Company is authorized, without the need to obtain an authorization from the holders of BSA to modify its legal form and its purpose, reminds that pursuant to provisions of articles L.228-98 of the French commercial code, the Company can neither amend rules of distribution of its profits, nor amortize its capital, nor create preferred shares involving such amendment or such amortization at least to be authorized under the conditions referred to in article L.228-103 of the French commercial code and provided to take necessary provisions to maintain rights of holders of securities giving access to share capital pursuant to the provisions referred to in article L.228-99 of the French commercial code or by the grant agreement, authorizes the Company to enforce holders of BSA the redemption or the repayment of their rights in accordance with the provisions of article L.208-102 of the French commercial code, decides that, in the event it would be necessary to proceed to the adjustment referred to in article L.228-99 3° of the French commercial code, the adjustment would be realized by applying the method provided in article R.228-91 of the French commercial code, being specified that preferential right of subscription value as value of share before posting of subscription right would be, if necessary, determined by the Board of Directors depending on subscription, exchange or sale price per share retained during the last transaction realized on the share capital of the Company (capital increase, securities contributions, sale of shares, etc.) during the six (6) months preceding the meeting of the said board, or, otherwise realization of a such transaction during this period, depending on any other financial parameter which will appear relevant for the board (and which will be validated by the auditor of the Company), decides to grant all powers to the Board of Directors to enforce this resolution, and especially in order to:
issue and allocate BSA and set the conditions of exercise and the final terms of BSA, including the schedule of exercise, pursuant to the provisions of this resolution and within the limits set in this resolution;
determine the identity of the Beneficiaries of BSA as well as the number of BSA to allocate to each;
set the price of the share which may be subscribed in exercise of a BSA pursuant to the conditions as mentioned above;
note the number of ordinary shares issued following the exercise of BSA, carry out the formalities subsequent to corresponding capital increases and amend the by-laws subsequently;
take any provision to ensure the protection of holders of BSA in the event of financial operation relating to the Company, in accordance with legal and regulatory provisions in force;
generally, take any action and carry out any formality necessary to this issuance.
Nineteenth resolution.
Determination of the overall limits on the amounts of the issues completed pursuant to the sixteenth to the eighteenth resolutions above
The Assembly, deliberating in compliance with the quorum and majority conditions required for extraordinary general meetings, after having taken notice of the Board of Directors’ report and the statutory auditors’ reports, decides that the sum of (i) the shares likely to be issued or acquired upon options’ exercises by virtue of the sixteenth resolution above, (ii) the shares that would be freely granted pursuant to the seventeenth resolution above and, (iii) the shares likely to be issued upon exercise of the warrants (or BSA for bons de souscription d’actions) which would be granted by virtue of the eighteenth resolution above shall not exceed 9,935,710 shares with a par value of 0.025 euro each, it being specified that should be added to this limit the additional number of shares to be issued to preserve, in accordance with the applicable contractual provisions, the rights of any holder of such securities giving access to shares of the Company.

DRAFT RESOLUTIONS OF THE 2013 ANNUAL GENERAL MEETING JUNE 2014
Twentieth resolution.
Delegation of authority to be granted to the Board of Directors in order to increase the share capital by way of issuing ordinary shares or any securities giving access to the Company’s share capital to the benefit of employees who participate in a Company’s saving plan
The Assembly, deliberating in compliance with the quorum and majority conditions required for extraordinary general meetings, after having taken notice of the Board of Directors’ report and of the statutory auditors’ report, in accordance notably with the provisions of articles L. 225-129 and seq, on one hand and L. 225-138-1 of the French commercial code and, on the other hand of article L. 3332-1 and seq of the French labor code, grants to the Board of Directors, the authority to decide the issue, in one or more times in the proportions and at the times he considers appropriated, of ordinary shares or of any type of securities giving, by any mean, immediately and/or in the future, access to the Company’s shares reserved to the participants to the Company’s savings plan and, as the case may be, of the French or foreign companies affiliated to the Company in the conditions set forth in article L. 225-180 of the French commercial code and article L. 3344-1 of the French labor code, decides that the maximum nominal amount of the share capital increase likely to be performed by virtue of the powers granted pursuant to this resolution, may not exceed 43,000 euros, to which should be added, as the case may be, the amount of the additional shares to be issued in order to preserve, in accordance with any applicable law or regulation and as the case may be, with any applicable contractual undertaking, the rights of the security holders giving access to the shares of the Company, decides, in addition, that the nominal amount of any share capital increase likely to be performed will be deducted from the global amount set forth in the fourteenth resolution above, decides that the total nominal amount of the debt securities issued giving access to the Company’s share capital likely to be completed shall not exceed 43,000 euros (or the corresponding countervalue in another currency), decides, besides, that total nominal amount of any issue of debt securities giving access to the Company’s share capital likely to be performed will be deducted from the global amount set forth in the fourteenth resolution above, sets at eighteen (18) months as from the date of the present shareholders’ meeting the validity duration of the delegation, object of the present resolution, decides that the issue price of the new shares or securities giving access to the Company’s share capital will be determined by the Board of Directors in respect of the provisions of articles L. 3332-18 to L. 3332-23 of the French labor code, decides to remove, to the benefit of the participants to the Company’s savings plan, the shareholders’ preferential subscription right to the shares or securities giving access by any mean, immediately or in the future, to ordinary shares to be issued, decides that the Board of Directors is granted full powers to implement the present delegation, with the right of sub delegation under the conditions established for the applicable law and regulation et provided below, in order to, without limitation:
decide that the subscriptions may be completed directly or through employee shareholding funds, or all other structures or entities permitted by applicable legal or regulatory provisions, set the dates, conditions and modalities of any issue which would be completed pursuant to the present resolution, and, notably set the opening and closing dates of the subscriptions, the use dates, the modalities to pay-up the shares and other securities giving access to the Company’s share capital to be issued and grant delays to do so,
• require for the admission to trading of the securities issued and acknowledge the completion of the shares capital increases for the amount of shares that would effectively be subscribed and to subsequently amend the Company’s by-laws and carry out, directly or by an assignee, and to deduct from the amount of the premiums related to such increases, as the case may be, the charges in relation to the share capital increases and withdraw, from the amount of those premium, the necessary amounts in order to bring the legal reserve to one-tenth of the new amount of the share capital after each increase.

ORDINARY AND EXTRAORDINARY ANNUAL SHAREHOLDERS GENERAL MEETING JUNE 2014
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